Exhibit 99.2

ALIBABA GROUP HOLDING LIMITED

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

		Six months ended September 30,
		2023	2024
		RMB	RMB	US$
				(Note 2(a))
	Notes	(in millions, except per share data)
Revenue	4, 14	458,946	479,739	68,362
Cost of revenue	14	(282,011)	(290,135)	(41,344)
Product development expenses	14	(24,683)	(27,555)	(3,927)
Sales and marketing expenses	14	(52,532)	(65,167)	(9,286)
General and administrative expenses	14	(16,705)	(23,057)	(3,285)
Amortization and impairment of intangible assets		(4,910)	(3,441)	(490)
Impairment of goodwill	11	(2,031)	—	—
Other gains, net		—	851	121
Income from operations		76,074	71,235	10,151
Interest and investment income, net		(762)	17,129	2,441
Interest expense		(3,638)	(4,615)	(658)
Other income (expense), net	14	2,755	(1,221)	(174)
Income before income tax and share of results of equity method investees		74,429	82,528	11,760
Income tax expenses	5	(11,819)	(17,442)	(2,485)
Share of results of equity method investees		(2,914)	2,483	354
Net income		59,696	67,569	9,629
Net loss attributable to noncontrolling interests		2,393	854	121
Net income attributable to Alibaba Group Holding Limited		62,089	68,423	9,750
Accretion of mezzanine equity		(51)	(280)	(40)
Net income attributable to ordinary shareholders		62,038	68,143	9,710
Earnings per share attributable to ordinary shareholders	7
Basic		3.04	3.58	0.51
Diluted		3.01	3.50	0.50
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	7
Basic		24.31	28.62	4.08
Diluted		24.08	28.00	3.99
Weighted average number of shares used in computing earnings per share (million shares)	7
Basic		20,414	19,045
Diluted		20,567	19,459

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Net income	59,696	67,569	9,629
Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized gains (losses), net of tax	16,175	(3,699)	(527)
- Share of other comprehensive income of equity method investees:
Change in unrealized gains	793	350	50
- Interest rate swaps under hedge accounting and others:
Change in unrealized (losses) gains	(37)	60	8
Other comprehensive income (loss)	16,931	(3,289)	(469)
Total comprehensive income	76,627	64,280	9,160
Total comprehensive loss attributable to noncontrolling interests	1,785	1,119	159
Total comprehensive income attributable to ordinary shareholders	78,412	65,399	9,319

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of March 31,	As of September 30,
		2024	2024
		RMB	RMB	US$
				(Note 2(a))
	Notes	(in millions)
Assets
Current assets:
Cash and cash equivalents		248,125	182,992	26,076
Short-term investments		262,955	155,530	22,163
Restricted cash and escrow receivables		38,299	45,480	6,481
Equity securities and other investments	8	59,949	50,266	7,163
Prepayments, receivables and other assets		143,536	174,834	24,913
Total current assets		752,864	609,102	86,796
Equity securities and other investments	8	220,942	344,658	49,113
Prepayments, receivables and other assets		116,102	115,960	16,524
Investments in equity method investees		203,131	202,548	28,863
Property and equipment, net		185,161	207,917	29,628
Intangible assets, net	10	26,950	22,906	3,264
Goodwill	11	259,679	259,621	36,996
Total assets		1,764,829	1,762,712	251,184

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Current bank borrowings		12,749	16,938	2,414
Current unsecured senior notes		16,252	15,786	2,249
Income tax payable		9,068	8,115	1,156
Accrued expenses, accounts payable and other liabilities	12	297,883	322,743	45,991
Merchant deposits		12,737	3,813	543
Deferred revenue and customer advances		72,818	77,473	11,040
Total current liabilities		421,507	444,868	63,393
Deferred revenue		4,069	4,318	615
Deferred tax liabilities		53,012	54,747	7,801
Non-current bank borrowings		55,686	51,302	7,311
Non-current unsecured senior notes		86,089	83,608	11,914
Non-current convertible unsecured senior notes	13	—	34,626	4,934
Other liabilities	12	31,867	31,365	4,470
Total liabilities		652,230	704,834	100,438

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Commitments and contingencies
Mezzanine equity	10,728	11,592	1,651
Shareholders’ equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31 and September 30, 2024; 19,469,126,956 and 18,619,870,132 shares issued and outstanding as of March 31 and September 30, 2024 respectively	1	1	—
Additional paid-in capital	397,999	380,145	54,170
Treasury shares, at cost	(27,684)	(36,185)	(5,156)
Statutory reserves	14,733	15,885	2,264
Accumulated other comprehensive income
Cumulative translation adjustments	3,635	429	61
Unrealized (losses) gains on interest rate swaps and others	(37)	38	5
Retained earnings	597,897	593,612	84,589
Total shareholders’ equity	986,544	953,925	135,933
Noncontrolling interests	115,327	92,361	13,162
Total equity	1,101,871	1,046,286	149,095
Total liabilities, mezzanine equity and equity	1,764,829	1,762,712	251,184

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Accumulated other
							comprehensive income (loss)
								Unrealized
								gains (losses) on
			Additional				Cumulative	interest		Total
	Ordinary shares		paid-in	Treasury	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2023	20,526,017,712	1	416,880	(28,763)	(49)	12,977	(10,476)	59	599,028	989,657	123,406	1,113,063
Foreign currency translation adjustment, net of tax	—	—	—	—	(3)	—	15,468	2	—	15,467	705	16,172
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(174)	—	—	—	791	2	—	619	3	622
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	(37)	—	(37)	—	(37)
Net income for the period	—	—	—	—	—	—	—	—	62,089	62,089	(2,490)	59,599
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	53	53
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	—	(31)	(31)
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	157,148,616	—	152	—	—	—	—	—	—	152	—	152
Repurchase and retirement of ordinary shares	(432,883,536)	—	(10,074)	208	—	—	—	—	(24,015)	(33,881)	—	(33,881)
Transactions with noncontrolling interests	—	—	(1,585)	—	—	—	—	—	—	(1,585)	965	(620)
Amortization of compensation cost	—	—	2,600	—	—	—	—	—	—	2,600	2,270	4,870
Declaration of dividends	—	—	—	—	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	1,439	—	—	(1,439)	—	—	—
Others	—	—	(51)	—	52	—	—	—	—	1	(245)	(244)
Balance as of September 30, 2023	20,250,282,792	1	407,748	(28,555)	—	14,416	5,783	26	635,663	1,035,082	124,636	1,159,718

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

							Accumulated other
							comprehensive income (loss)
								Unrealized
								gains (losses) on
			Additional				Cumulative	interest		Total
	Ordinary shares		paid-in	Treasury	Subscription	Statutory	translation	rate swaps	Retained	shareholders’	Noncontrolling	Total
	Share	Amount	capital	shares	receivables	reserves	adjustments	and others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Balance as of April 1, 2024	19,469,126,956	1	397,999	(27,684)	—	14,733	3,635	(37)	597,897	986,544	115,327	1,101,871
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	(3,541)	—	—	(3,541)	(158)	(3,699)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(42)	—	—	—	335	15	—	308	—	308
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	60	—	60	—	60
Net income for the period	—	—	—	—	—	—	—	—	68,423	68,423	(961)	67,462
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	187	187
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	178,297,456	—	—	—	—	—	—	—	—	—	—	—
Repurchase and retirement of ordinary shares	(1,027,554,280)	—	(21,096)	(8,501)	—	—	—	—	(42,216)	(71,813)	—	(71,813)
Transactions with noncontrolling interests	—	—	2,357	—	—	—	—	—	—	2,357	(23,852)	(21,495)
Amortization of compensation cost	—	—	5,819	—	—	—	—	—	—	5,819	1,962	7,781
Declaration of dividends	—	—	—	—	—	—	—	—	(29,340)	(29,340)	—	(29,340)
Capped call transactions	—	—	(4,612)	—	—	—	—	—	—	(4,612)	—	(4,612)
Appropriation to statutory reserves	—	—	—	—	—	1,152	—	—	(1,152)	—	—	—
Others	—	—	(280)	—	—	—	—	—	—	(280)	(144)	(424)
Balance as of September 30, 2024	18,619,870,132	1	380,145	(36,185)	—	15,885	429	38	593,612	953,925	92,361	1,046,286

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Cash flows from operating activities:	94,537	65,074	9,273

Cash flows from investing activities:
Decrease in short-term investments, net	37,530	105,470	15,029
Increase in other treasury investments, net	(41,939)	(113,387)	(16,158)
Settlement of forward exchange contracts, net	385	311	44
Acquisitions of equity securities and other investments, and other assets	(3,064)	(3,905)	(556)
Disposals of equity securities and other investments, and other assets	10,176	5,772	823
Acquisitions of equity method investees	(2,122)	(1,964)	(280)
Disposals of and distributions from equity method investees	162	737	105
Acquisitions of:
Land use rights, property and equipment	(12,077)	(29,585)	(4,216)
Disposals of property and equipment	153	1,475	210
Cash paid for business combinations, net of cash acquired	(297)	62	9
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(66)	—	—
Loans to employees, net of repayments	(7)	149	22
Net cash used in investing activities	(11,166)	(34,865)	(4,968)

Cash flows from financing activities:
Issuance of ordinary shares	204	1	—
Repurchase of ordinary shares	(34,025)	(72,889)	(10,387)
Dividend distribution	—	(29,022)	(4,136)
Proceeds from convertible unsecured senior notes, net of debt issuance cost	—	35,677	5,084
Payments for capped call transactions	—	(4,612)	(657)
Acquisition of additional equity interests in non-wholly owned subsidiaries	(1,206)	(19,947)	(2,842)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(545)	(116)	(17)
Contingent consideration payments made after a business combination	(66)	(149)	(21)
Capital injection from noncontrolling interests	1,583	2,636	376
Proceeds from bank borrowings and other borrowings, net of upfront fee payment for a syndicated loan	6,759	22,098	3,149
Repayment of bank borrowings	(4,709)	(20,041)	(2,856)
Repayment of unsecured senior notes	(5,013)	—	—
Net cash used in financing activities	(37,018)	(86,364)	(12,307)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	5,132	(1,797)	(256)
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	51,485	(57,952)	(8,258)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of year	229,510	286,424	40,815
Cash and cash equivalents, restricted cash and escrow receivables at end of year	280,995	228,472	32,557

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 and 2024

1.	Organization and principal activities

Alibaba Group Holding Limited (the “Company”) is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these unaudited condensed consolidated financial statements, where appropriate, the term “Company” also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way.

The Company has six major business groups and various other businesses. The six major business groups are Taobao and Tmall Group, Cloud Intelligence Group, Alibaba International Digital Commerce Group, Cainiao Smart Logistics Network Limited, Local Services Group, and Digital Media and Entertainment Group. An ecosystem has developed around the Company’s platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses.

On August 28, 2024, the Company’s voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the Hong Kong Stock Exchange and the New York Stock Exchange.

The Company’s American depositary shares (“ADSs”) have been listed on the New York Stock Exchange (“NYSE”) under the symbol of “BABA” and the Company’s ordinary shares have been listed on the Hong Kong Stock Exchange (“HKSE”) under the codes “9988 (HKD Counter)” and “89988 (RMB Counter).”

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for a complete set of financial statements. These unaudited condensed consolidated financial statements include all adjustments of a normal recurring nature necessary to a fair statement of the results for the interim periods presented. Results of operations for an interim period are not necessarily indicative of results for the entire year.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended March 31, 2024. There were no significant changes to our significant accounting policies from the audited consolidated financial statements for the preceding fiscal year, except that the accounting policies relating to unsecured senior notes (Note 2(e)) and derivatives and hedging (Note 2(d)) were updated for the convertible senior notes and the related capped call transactions, respectively.

Translations of balances in the unaudited condensed consolidated balance sheet, unaudited condensed consolidated income statements, unaudited condensed consolidated statement of comprehensive income and unaudited condensed consolidated statement of cash flows from RMB into the United States Dollar (“US$”) as of and for the six months ended September 30, 2024 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB7.0176, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

2.	Summary of significant accounting policies (Continued)

(c)	Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly owned by the Company (“WFOEs”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the unaudited condensed consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. The nature of the businesses and activities of the consolidated VIEs have not changed materially from the preceding fiscal year.

The following financial information of the consolidated VIEs and their subsidiaries was recorded in the accompanying unaudited condensed consolidated financial statements:

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB

	(in millions)
Cash and cash equivalents and short-term investments	25,825	11,034
Investments in equity method investees and equity securities and other investments	35,228	40,079
Accounts receivable, net of allowance	16,884	18,267
Amounts due from non-VIE subsidiaries of the Company	36,405	62,032
Property and equipment, net and intangible assets, net	11,927	11,319
Others	33,276	40,619
Total assets	159,545	183,350

Amounts due to non-VIE subsidiaries of the Company	99,404	117,164
Accrued expenses, accounts payable and other liabilities	45,634	47,463
Deferred revenue and customer advances	15,586	16,850
Total liabilities	160,624	181,477

	Six months ended September 30,
	2023	2024
	RMB	RMB

	(in millions)
Revenue (i)	57,989	67,739
Net (loss) income	(1,712)	2,103
Net cash (used in) provided by operating activities	(3,179)	12,118
Net cash used in investing activities	(1,610)	(28,993)
Net cash provided by financing activities	8,868	8,625

(i)	Revenue generated by the VIEs are primarily from cloud services, digital media and entertainment services and others.

2.	Summary of significant accounting policies (Continued)

(d)	Derivatives and hedging

Contracts that meet the definition of a derivative are generally recognized on the unaudited condensed consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative assets or liabilities are either recognized periodically in the unaudited condensed consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges. The capped call transactions in connection with the issuance of the convertible unsecured senior notes meet the scope exception for contracts in the entity’s own equity provided in ASC 815 “Derivatives and Hedging” and are recognized in shareholders’ equity.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to those of the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to that of the hedged item. A hedging relationship is considered initially effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

Interest rate swaps

Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. All changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings.

The Company has elected the optional expedients under ASC 848 “Reference Rate Reform” for certain existing interest rate swaps that are designated as cash flow hedges in the hedging relationship designation and the assessment of probability of forecasted transaction and hedge effectiveness.

(e)	Bank borrowings and unsecured senior notes

Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Convertible unsecured senior notes are accounted for in its entirety as liabilities, and the embedded conversion feature is not required to be accounted for separately under ASC 815. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the unaudited condensed consolidated income statements over the estimated term of the facilities using the effective interest method.

(f)	Newly adopted accounting standard updates

In April 2024, the Company adopted ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

2.	Summary of significant accounting policies (Continued)

(g)	Recent accounting pronouncements

In November 2024, FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for the Company for the year ending March 31, 2028 and interim reporting periods during the year ending March 31, 2029. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

3.	Significant mergers and acquisitions and investments

Transactions that were not completed as of September 30, 2024

Acquisition of Shenzhen 4PX Information and Technology Co., Ltd. (“Shenzhen 4PX”)

Shenzhen 4PX offers global cross-border e-commerce supply chain services. The Company previously held an approximately 45% effective equity interest in Shenzhen 4PX and the investment in Shenzhen 4PX was previously accounted for using the measurement alternative.

In October 2024, the Company completed the conversion of the convertible loans of RMB400 million for approximately 6% equity interest in Shenzhen 4PX and Shenzhen 4PX became a consolidated subsidiary of the Company. The Company is in the process of finalizing the acquisition accounting for the transaction.

4.	Revenue

Revenue by segment is as follows:

	Six months ended September 30,
	2023	2024
	RMB	RMB

	(in millions)
Taobao and Tmall Group:
China commerce retail (i)
- Customer management	148,322	150,479
- Direct sales and others (ii)	54,066	49,950
	202,388	200,429
China commerce wholesale (iii)	10,219	11,938
Total Taobao and Tmall Group	212,607	212,367

Cloud Intelligence Group (iv)	52,713	56,159

Alibaba International Digital Commerce Group:
International commerce retail (v)	36,116	49,309
International commerce wholesale (vi)	10,518	11,656
Total Alibaba International Digital Commerce Group	46,634	60,965

Cainiao Smart Logistics Network Limited (vii)	45,987	51,458
Local Services Group (viii)	30,014	33,954
Digital Media and Entertainment Group (ix)	11,160	11,275
All others (x)	93,850	99,179
Unallocated	526	888
Inter-segment elimination (xi)	(34,545)	(46,506)
Consolidated revenue	458,946	479,739

4.	Revenue (Continued)

(i)	Revenue from China commerce retail is primarily generated from China commerce retail business and includes primarily revenue from customer management services and sales of goods.

(ii)	Revenue from direct sales and others under China commerce retail is primarily generated from direct sales businesses, comprising mainly Tmall Supermarket and Tmall Global and primarily consists of revenue from sales of goods.

(iii)	Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and related value-added services and customer management services.

(iv)	Revenue from Cloud Intelligence Group is primarily generated from the provision of cloud services, which include public cloud services and non-public cloud services.

(v)	Revenue from International commerce retail is primarily generated from AliExpress, Lazada and Trendyol and includes revenue from customer management services, sales of goods and logistics services.

(vi)	Revenue from International commerce wholesale is primarily generated from Alibaba.com and includes revenue from membership fees and related value-added services and customer management services.

(vii)	Revenue from Cainiao represents logistics services revenue from the domestic and cross-border fulfillment services.

(viii)	Revenue from Local Services Group primarily includes platform commissions, logistics services revenue from the provision of on-demand delivery services and revenue from other services provided by Ele.me, and revenue from software and technology services provided by Amap.

(ix)	Revenue from Digital Media and Entertainment Group is primarily generated from Youku and Alibaba Pictures, and includes revenue from membership fees, content investment income, customer management services and ticketing services.

(x)	Revenue from All others represents revenue from businesses including Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform, Fliggy, DingTalk and other businesses. The majority of revenue within All others consist of direct sales revenue, which is recorded on a gross basis.

(xi)	Inter-segment elimination consists of revenue primarily from Cainiao and Cloud Intelligence Group.

Revenue by type is as follows:

	Six months ended September 30,
	2023	2024
	RMB	RMB

	(in millions)
Customer management services (i)	187,926	199,821
Membership fees and value-added services	20,627	23,044
Logistics services	55,740	59,904
Cloud services	38,636	41,326
Sales of goods	137,207	135,837
Other revenue (ii)	18,810	19,807
	458,946	479,739

(i)	Customer management services mainly include cost-per-click ("CPC"), cost-per-thousand impressions ("CPM"), time-based and cost-per-sale ("CPS") marketing services.

(ii)	Other revenue includes revenue from self-developed online games, other value-added services provided through various platforms and businesses.

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the six months ended September 30, 2023 and 2024 were not material.

Deferred revenue and customer advances of the Company primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. Substantially all of the balances of deferred revenue and customer advances are generally recognized as revenue within one year.

5.	Income tax expenses

Composition of income tax expenses is as follows:

	Six months ended September 30,
	2023	2024
	RMB	RMB

	(in millions)
Current income tax expense	11,678	14,939
Deferred taxation	141	2,503
	11,819	17,442

The Company’s effective tax rate for the six months ended September 30, 2023 and 2024 was 16% and 21%, respectively. For the interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an income tax provision for the interim period in accordance with the guidance on accounting for income taxes in an interim period.

The tax status of the subsidiaries of the Company with major taxable profits is described below:

•	Zhejiang Tmall Technology Co., Ltd. (“Tmall China”), Taobao (China) Software Co., Ltd. (“Taobao China”) and Alibaba (China) Technology Co., Ltd. (“Alibaba China”), entities primarily engaged in the operations of Tmall, Taobao and the Company’s wholesale marketplaces, respectively, and Alibaba (Beijing) Software Services Co., Ltd (“Alibaba Beijing”) and Alibaba (China) Co., Ltd (“China Co.”), entities primarily engaged in the operations of technology, software research and development and relevant services, were qualified as High and New Technology Enterprises. For the taxation years of 2023 and 2024, Tmall China, Taobao China, Alibaba China, Alibaba Beijing and China Co. applied an EIT rate of 15% as High and New Technology Enterprises.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the six months ended September 30, 2023 and 2024.

6.	Share-based compensation expense by function

Share-based compensation expense by function is as follows:

	Six months ended September 30,
	2023	2024
	RMB	RMB

	(in millions)
Cost of revenue	937	1,205
Product development expenses	2,764	3,560
Sales and marketing expenses	725	948
General and administrative expenses	775	2,564
	5,201	8,277

7.	Earnings per share/ADS

Each ADS represents eight ordinary shares.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share.

7.	Earnings per share/ADS (Continued)

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards under the treasury stock method and convertible unsecured senior notes under the if-converted method. Certain potentially dilutive securities, of which the amounts are insignificant, and the capped call transactions in connection with the issuance of the convertible unsecured senior notes have been excluded from the computation of diluted net income per share as their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share.

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Six months ended September 30,
	2023	2024
	RMB	RMB

	(in millions, except per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	62,038	68,143
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(134)	(131)
Adjustments for interest expense attributable to convertible unsecured senior notes	—	95
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	61,904	68,107

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	20,414	19,045
Adjustments for dilutive RSUs and share options (million shares)	153	149
Adjustments for convertible unsecured senior notes (million shares)	—	265
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	20,567	19,459

Net income per ordinary share — basic (RMB)	3.04	3.58
Net income per ordinary share — diluted (RMB)	3.01	3.50

Earnings per ADS
Net income per ADS — basic (RMB)	24.31	28.62
Net income per ADS — diluted (RMB)	24.08	28.00

8.	Equity securities and other investments

	As of March 31, 2024
	Original cost	Cumulative net losses	Carrying value
	RMB	RMB	RMB

	(in millions)
Equity securities:
Listed equity securities	92,456	(25,275)	67,181
Investments in privately held companies	110,863	(14,385)	96,478
Debt investments:
Debt securities and loan investments	20,723	(9,641)	11,082
Other treasury investments	106,150	—	106,150
	330,192	(49,301)	280,891

8.	Equity securities and other investments (Continued)

	As of September 30, 2024
	Original cost	Cumulative net (losses) gains	Carrying value
	RMB	RMB	RMB

	(in millions)
Equity securities:
Listed equity securities	82,446	(14,817)	67,629
Investments in privately held companies	112,093	(15,778)	96,315
Debt investments:
Debt securities and loan investments	18,591	(6,227)	12,364
Other treasury investments	218,512	104	218,616
	431,642	(36,718)	394,924

Equity securities

Net unrealized (losses) gains, including impairment losses, on equity securities, recognized in interest and investment income, net were RMB(11,571) million and RMB4,159 million for the six months ended September 30, 2023 and 2024, respectively.

Investments in privately held companies include equity investments for which the Company elected to account for using the measurement alternative, for which the carrying value as of March 31 and September 30, 2024 were RMB89,660 million and RMB89,202 million, respectively. For the equity investments accounted for using the measurement alternative, the cumulative upward adjustments as of March 31 and September 30, 2024 were RMB20,965 million and RMB24,074 million, respectively, and the cumulative impairments and downward adjustments as of March 31 and September 30, 2024 were RMB32,760 million and RMB38,939 million, respectively.

Upward adjustments recorded in the unaudited condensed consolidated income statements on equity investments accounted for using the measurement alternative were RMB5,827 million and RMB4,614 million for the six months ended September 30, 2023 and 2024, respectively, and impairments and downward adjustments recorded in the unaudited condensed consolidated income statements were RMB5,395 million and RMB4,918 million for the same periods, respectively.

Debt investments

Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31 and September 30, 2024 were RMB3,344 million and RMB2,570 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was lower than their aggregate unpaid principal balance as of March 31 and September 30, 2024 by RMB4,607 million and RMB2,401 million, respectively. Unrealized losses recorded in the unaudited condensed consolidated income statements on these convertible and exchangeable bonds were RMB290 million and RMB32 million for the six months ended September 30, 2023 and 2024, respectively.

Debt investments also include debt investments accounted for at amortized cost, for which the allowance for credit losses as of March 31 and September 30, 2024 were RMB5,034 million and RMB3,826 million, respectively. Impairment losses (reversal of impairment losses) recorded in the unaudited condensed consolidated income statements on these debt investments were RMB201 million and RMB(1,117) million for the six months ended September 30, 2023 and 2024, respectively.

8.	Equity securities and other investments (Continued)

As of September 30, 2024, repayment of loans provided to shareholders of equity method investees with total principal amount of RMB5,509 million was expected to be provided substantially through the sale of collateral. Expected credit losses for these loans were assessed on an individual basis, based on the fair value of the corresponding shares pledged as collateral as of the reporting date, adjusted for selling costs as appropriate. The fair value of these collateral as of March 31 and September 30, 2024 were RMB3,304 million and RMB4,244 million, respectively. There was no commitment to lend additional funds.

The carrying amount of debt investments accounted for at amortized cost approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Other treasury investments mainly comprise of investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes.

9.	Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 —	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2 —	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 —	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Fair value of listed equity investments are based on quoted prices in active markets for identical assets or liabilities. The valuation of unlisted equity investments that do not have a quoted price may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees’ liquidity and financial performance, and market data of comparable companies in similar industries. Certain other financial instruments, such as interest rate swap contracts and certain option agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are remeasured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility.

9.	Fair value measurement (Continued)

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2024
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB

	(in millions)
Assets
Time deposits and certificate of deposits (i)	—	339,730	—	339,730
Wealth management products (i)	—	20,784	—	20,784
Marketable debt securities (i)	—	8,591	—	8,591
Restricted cash and escrow receivables	38,299	—	—	38,299
Listed equity securities (ii)	67,181	—	—	67,181
Convertible and exchangeable bonds (ii)	—	147	3,197	3,344
Option agreements (iii)	—	90	165	255
Others (vi)	—	2,255	5,593	7,848
	105,480	371,597	8,955	486,032
Liabilities
Contingent consideration in relation to investments and acquisitions (iv)	—	—	713	713
Others (iv)	—	24	801	825
	—	24	1,514	1,538

	As of September 30, 2024
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB

	(in millions)
Assets
Time deposits and certificate of deposits (i)	—	304,984	—	304,984
Wealth management products (i)	—	59,621	—	59,621
Marketable debt securities (i)	—	9,541	—	9,541
Restricted cash and escrow receivables	45,480	—	—	45,480
Listed equity securities (ii)(v)	67,629	—	—	67,629
Convertible and exchangeable bonds (ii)	—	136	2,434	2,570
Option agreements (iii)	—	168	815	983
Others (vi)	—	739	5,170	5,909
	113,109	375,189	8,419	496,717
Liabilities
Contingent consideration in relation to investments and acquisitions (iv)	—	—	513	513
Others (iv)	—	860	778	1,638
	—	860	1,291	2,151

(i)	Included in short-term investments and equity securities and other investments on the unaudited condensed consolidated balance sheets.

(ii)	Included in equity securities and other investments on the unaudited condensed consolidated balance sheets.

(iii)	Included in prepayments, receivables and other assets on the unaudited condensed consolidated balance sheets.

(iv)	Included in accrued expenses, accounts payable and other liabilities on the unaudited condensed consolidated balance sheets.

(v)	As of September 30, 2024, listed equity securities with fair value of RMB3,675 million were subject to contractual sale restrictions.

(vi)	Others primarily represent other investments with underlying assets measured at fair value.

9.	Fair value measurement (Continued)

Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

Amounts
RMB
(in millions)
Balance as of April 1, 2024	3,197
Additions	186
Net decrease in fair value	(32)
Disposal	(849)
Conversion	(27)
Foreign currency translation adjustments	(41)
Balance as of September 30, 2024	2,434

10.	Intangible assets, net

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB

	(in millions)
User base and customer relationships	48,863	48,783
Trade names, trademarks and domain names	39,687	39,596
Non-compete agreements	11,815	11,682
Developed technology and patents	7,166	7,110
Licensed copyrights and others	9,586	8,119
	117,117	115,290
Less: accumulated amortization and impairment	(90,167)	(92,384)
Net book value	26,950	22,906

Total amortization expenses recognized for the six months ended September 30, 2023 and 2024 amounted to RMB9,247 million and RMB7,122 million, respectively, including the portion relating to licensed copyrights of RMB4,337 million and RMB3,689 million which were recorded in cost of revenue for the six months ended September 30, 2023 and 2024, respectively.

11.	Goodwill

Changes in the carrying amount of goodwill by segment for the six months ended September 30, 2024 were as follows:

			Alibaba	Cainiao		Digital
	Taobao		International	Smart		Media
	and	Cloud	Digital	Logistics	Local	and
	Tmall	Intelligence	Commerce	Network	Services	Entertainment
	Group	Group	Group	Limited	Group	Group	All others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions)
Balance as of April 1, 2024	164,945	3,638	20,033	16,442	20,447	11,601	22,573	259,679
Additions	—	—	—	—	—	56	90	146
Foreign currency translation adjustments	—	7	(212)	1	—	—	—	(204)
Balance as of September 30, 2024	164,945	3,645	19,821	16,443	20,447	11,657	22,663	259,621

Gross goodwill balances were RMB302,534 million and RMB302,476 million as of March 31 and September 30, 2024, respectively. Accumulated impairment losses were RMB42,855 million and RMB42,855 million as of March 31 and September 30, 2024, respectively.

12.	Accrued expenses, accounts payable and other liabilities

The Company enters into agreements with several financial institutions and offer supplier finance program to the Company’s suppliers. Suppliers can sell one or more of the Company’s payment obligations at their sole discretion to the financial institutions to receive funds prior to the scheduled due dates to meet their cash flow needs. The Company’s rights and obligations are not impacted and the original payment terms, timing or amount, remain unchanged. The Company did not provide assets pledged as security or other forms of guarantees under the supplier finance program. As of March 31 and September 30, 2024, the outstanding payment obligations under the supplier finance program were RMB2,302 million and RMB3,961 million, respectively, and are recorded within accrued expenses, accounts payable and other liabilities on the unaudited condensed consolidated balance sheets.

13.	Convertible unsecured senior notes

In May 2024, the Company issued convertible unsecured senior notes for an aggregate principal amount of US$5.0 billion due on June 1, 2031 (the “2024 Convertible Senior Notes”). The 2024 Convertible Senior Notes are senior unsecured obligations, and interest at an annual rate of 0.5% is payable in arrears semiannually.

The 2024 Convertible Senior Notes may be converted into the Company’s ADSs, at the option of holders, at any time prior to the maturity date at an initial conversion rate of 9.5202 ADSs per US$1,000 principal amount. The initial conversion rate is subject to adjustment in some events such as dividend distribution. In addition, in the event of a fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of redemption, the Company will increase the initial conversion rate, which shall not exceed 12.3762 ADSs per US$1,000 principal amount, for a holder who elects to convert its notes in connection with such a fundamental change or such notice of redemption. Such make-whole adjustment is subject to the same adjustments as the initial conversion rate noted above. Upon conversion, the Company will pay or deliver, at its election, cash, ADSs, or a combination of cash and ADSs. Holders may also elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion, with each ADS representing eight ordinary shares.

As of September 30, 2024, the adjusted conversion rate for the 2024 Convertible Senior Notes was 9.7271 ADSs per US$1,000 principal amount, and the adjusted conversion rate taking into account the make-whole adjustments was 12.6452 ADSs per US$1,000 principal amount.

The Company may redeem for cash all but not part of the 2024 Convertible Senior Notes in the event of certain tax law changes, or at any time if less than 10% of the aggregate principal amount of the 2024 Convertible Senior Notes originally issued remains outstanding. The Company may also redeem for cash all or part of the 2024 Convertible Senior Notes on or after June 8, 2029, provided that the Company’s ADS price has been at least 130% of the then effective conversion price for a specific period of time and on the specified date. The redemption price will be equal to the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the related redemption date.

Holders have the right to require the Company to repurchase for cash all or part of the 2024 Convertible Senior Notes on June 1, 2029, or in the event of a fundamental change, subject to certain conditions. The repurchase price will be equal to the principal amount of the notes being repurchased plus accrued and unpaid interest to, but excluding, the related repurchase date.

As of September 30, 2024, the unamortized debt discounts and debt issuance costs of the 2024 Convertible Senior Notes were US$65 million (RMB458 million), and the fair value of the 2024 Convertible Senior Notes, based on level 2 inputs, was US$6,205 million (RMB43,540 million).

For the six months ended September 30, 2024, the effective interest rate for the 2024 Convertible Senior Notes was approximately 0.8%, and the total interest expense for the 2024 Convertible Senior Notes was US$13 million (RMB95 million), which includes the interest charged of US$8 million (RMB61 million) as well as the amortization of the debt discounts and debt issuance costs of US$5 million (RMB34 million), respectively.

In connection with the issuance of the 2024 Convertible Senior Notes, the Company entered into capped call transactions with certain financial institutions at a cost of US$638 million (RMB4,612 million), which are expected to reduce potential dilution and/or offset cash payments upon conversion. The cap price of the capped call transactions is initially US$161.6 per ADS which is subject to adjustments similar to the adjustments on the conversion rate of the 2024 Convertible Senior Notes. The capped call transactions may be settled in cash at the Company’s election.

14.	Related party transactions

During the six months ended September 30, 2023 and 2024, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Six months ended September 30,
	2023	2024
	RMB	RMB

	(in millions)
Amounts earned by the Company
Cloud services revenue (i)	3,502	4,977
Administrative and support services (i)	463	29
Marketplace software technology services fee and other amounts earned (i)	1,816	3,485
	5,781	8,491

Amounts incurred by the Company
Payment processing and escrow services fee (ii)	6,322	6,381
Other amounts incurred (i)	869	1,449
	7,191	7,830

(i)	The Company has other commercial arrangements and cost sharing arrangements with Ant Group and its affiliates on various sales and marketing, cloud, and other administrative and support services.

(ii)	The Company has a commercial agreement with Alipay.com Co., Ltd., a wholly-owned subsidiary of Ant Group (“Alipay”), whereby the Company receives payment processing and escrow services in exchange for a payment for the services fee, which was recognized in cost of revenue.

As of March 31 and September 30, 2024, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB9,848 million and RMB6,710 million, respectively, which have been classified as cash and cash equivalents on the unaudited condensed consolidated balance sheets.

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud services. In connection with these services provided by the Company, RMB478 million and RMB1,058 million were recorded in revenue in the unaudited condensed consolidated income statements for the six months ended September 30, 2023 and 2024, respectively.

The Company has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB254 million and RMB358 million were recorded in cost of revenue and sales and marketing expenses in the unaudited condensed consolidated income statements for the six months ended September 30, 2023 and 2024, respectively.

The Company has commercial arrangements with certain investees of the Company related to logistics services. In connection with these services provided by the Company, RMB1,273 million and RMB2,092 million were recorded in revenue in the unaudited condensed consolidated income statements for the six months ended September 30, 2023 and 2024, respectively. Costs and expenses incurred in connection with these services provided to the Company of RMB7,461 million and RMB7,999 million were recorded in the unaudited condensed consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company’s investments. As of March 31 and September 30, 2024, the aggregate outstanding balance of these loans was RMB2,628 million and RMB2,438 million, respectively, with remaining terms of up to 2 years and interest rates of up to 10% per annum as of March 31, 2024, and remaining terms of up to 6 years and interest rates of up to 10% per annum as of September 30, 2024.

14.	Related party transactions (Continued)

The Company provided a guarantee for a term loan facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by the Company, in connection with a logistics center development project at the Hong Kong International Airport. In May 2024, the loan facility was modified to a revolving loan facility and the facility amount was reduced to HK$6.5 billion. As of March 31 and September 30, 2024, HK$5,233 million and HK$4,680 million was drawn down by Cingleot under this facility, respectively.

The Company’s ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company’s platforms are conducted on terms determined based on normal commercial negotiation with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the unaudited condensed consolidated financial statements, the Company has commercial arrangements with other investees and other related parties to provide and receive certain marketing, cloud and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company’s revenue and total costs and expenses, respectively, for the six months ended September 30, 2023 and 2024.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis.

15.	Risks and contingencies

(a)	The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses through various contractual arrangements with VIEs that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

(b)	The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC. These uncertainties also extend to the PRC’s regulations relating to anti-monopoly and anti-unfair competition.

15.	Risks and contingencies (Continued)

(c)	Because of the Company’s equity interest in and close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers’, regulators’, investors’ and other third parties’ perception of the Company. In April 2021, Ant Group announced that it would apply to set up a financial holding company to ensure its financial-related businesses are fully regulated. To implement the rectification plan and comply with applicable new measures and rules, Ant Group may be required to spend significant time and resources and make changes to its businesses, which could materially and adversely affect its business operations and growth prospects. In July 2023, PRC regulators announced a RMB7.07 billion fine for Ant Group, which was also reflected in the Company’s share of results of equity method investees and Ant Group has completed the related work on the rectification. Changes in Ant Group’s business and future prospects, or speculation of such changes, as well as additional regulatory requirements placed on Ant Group, could in turn have a material adverse effect on the Company.

(d)	The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”).

Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

(e)	In the ordinary course of business, the Company makes strategic investments to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether there is a decline in fair value below the carrying value. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations.

(f)	Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and equity securities and other investments. As of September 30, 2024, substantially all of the Company’s cash and cash equivalents, restricted cash, short-term investments and other treasury investments were held by major financial institutions located worldwide, including Chinese mainland and Hong Kong S.A.R. If the financial institutions and other issuers of financial instruments held by the Company could become insolvent or if the markets for these instruments could become illiquid as a result of a severe economic downturn, the Company could lose some or all of the value of its investments.

(g)	The Company offers trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the six months ended September 30, 2024, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

15.	Risks and contingencies (Continued)

(h)	In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations in relation to disputes relating to trademarks and other intellectual property, among others. In 2017, Beijing Jingdong Shiji Trading Co., Ltd. and Beijing Jingdong 360 E-commerce Co., Ltd. sued Tmall China, Zhejiang Tmall Network Co., Ltd. and Alibaba Group Holding Limited for abuse of dominant market position. The plaintiffs requested the three defendants to cease relevant acts and claimed a substantial amount of damages in the original complaint. In March 2021, the plaintiffs amended their claim to seek higher damages. In December 2023, the Beijing High People’s Court issued a judgment in favor of the plaintiffs, and the Company has appealed the court judgment. As of September 30, 2024, the case was in second-instance stage. The Company has accrued for the potential damages in connection with this lawsuit. As of September 30, 2024, the Company accrued a settlement provision of US$433 million (RMB3,145 million) for the settlement of a shareholder class action lawsuit that has been pending since November 2020; the settlement fully releases all claims asserted in the lawsuit. Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are probable to have, a material impact on the Company’s financial positions, results of operations or cash flows. Except for the above, the Company did not accrue any material loss contingencies in this respect as of September 30, 2024.

(i)	The Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that has negatively affected our international commerce business and Cainiao’s international logistics business. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed are expected to have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy. The conflict may adversely affect the Company’s business, financial condition and results of operations.

(j)	The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the United States government and other governments have increasingly threatened and/or imposed export control, as well as economic trade and other sanctions on a number of China-based companies. The United States and other countries may impose other and more expansive restrictions on the sales of chips or other technologies to China and China-based companies, including the Company, in future.

16.	Segment information

In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following table presents the summary of adjusted earnings before interest, taxes and amortization (“Adjusted EBITA”) for each segment which is considered as a segment operating performance measure and the reconciliation to the consolidated net income, for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023	2024
	RMB	RMB

	(in millions)
Adjusted EBITA:
Taobao and Tmall Group	96,396	93,400
Cloud Intelligence Group	2,325	4,998
Alibaba International Digital Commerce Group	(804)	(6,611)
Cainiao Smart Logistics Network Limited	1,783	673
Local Services Group	(4,546)	(777)
Digital Media and Entertainment Group	(138)	(281)
All others	(3,170)	(2,845)
	91,846	88,557
Reconciling items:
Unallocated (ii)	(2,482)	(2,142)
Inter-segment elimination	(1,148)	(819)
Non-cash share-based compensation expense	(5,201)	(7,775)
Amortization and impairment of intangible assets	(4,910)	(3,441)
Impairment of goodwill	(2,031)	—
Provision for the shareholder class action lawsuits	—	(3,145)
Consolidated income from operations	76,074	71,235
Interest and investment income, net	(762)	17,129
Interest expense	(3,638)	(4,615)
Other income (expense), net	2,755	(1,221)
Income tax expenses	(11,819)	(17,442)
Share of results of equity method investees	(2,914)	2,483
Consolidated net income	59,696	67,569

(i)	Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which the Company does not believe are reflective of the Company's core operating performance during the periods presented.

(ii)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

Details of the Company's revenue by segment are set out in Note 4.

17.	Dividends

The Board did not recommend the distribution of interim dividend for the six months ended September 30, 2023 and 2024.